

November 7, 2019

Gregory D. Gorgas
Chief Executive Officer and President
Artelo Biosciences, Inc.
888 Prospect Street, Suite 210
La Jolla, CA 92037

> **Re: Artelo Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 30, 2019**
> **File No. 333-234372**

Dear Mr. Gorgas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tom Hornish, Esq.